Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Aurinia Pharmaceuticals Inc. (the “Company”)
1203 – 4464 Markham Street
Victoria, BC V8Z 7X8

ITEM 2.	Date of Material Change

February 6, 2017

ITEM 3.	News Release

A news release relating to the material change described herein was disseminated on February 6, 2017 via Business Wire.

ITEM 4.	Summary of Material Change

The Company announced the resignation of Charles Rowland as Chief Executive Officer and director of the Company and the appointment of Dr. Richard M. Glickman, the Company's founder and Chairman of the Board, as the Company’s Chairman and Chief Executive Officer, effective February 6, 2017.

ITEM 5.	Full Description of Material Change

The Company announced the resignation of Charles Rowland as Chief Executive Officer and director of the Company and the appointment of Dr. Richard M. Glickman, the Company's founder and Chairman of the Board, as the Company’s Chairman and Chief Executive Officer, effective February 6, 2017.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Michael R. Martin, Chief Operating Officer
250-415-9713
mmartin@auriniapharma.com

ITEM 9.	Date of Report

February 16, 2017